SE 11015676 MMISSION
9

| OMB APPROVAL | |
|---|---|
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| Expires: | April 30, 2013 |
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| SEC FILE NUMBER |
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| 8 - 36987 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROCHDALE SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 EAST MAIN STREET, 7TH FLOOR
(No and Street)

| STAMFORD | CT | 06902 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FLAVIO RAUSEI — 203-274-9112
(Area Code -- Telephone No )

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

| 185 CROSSWAYS PARK DRIVE | WOODBURY | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, FLAVIO RAUSEI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROCHDALE SECURITIES LLC, as of 31-Dec 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Controller

Title

Notary Public

LAWRENCE WEINER
Notary Public, State of New York
No. 01WE4616316
Qualified in New York County
Commission Expires JAN 26 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *ROCHDALE SECURITIES LLC*

*STATEMENT OF FINANCIAL CONDITION*

*December 31, 2010*

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
**Certified Public Accountants**

# INDEPENDENT AUDITOR'S REPORT

To the Members of
Rochdale Securities LLC

We have audited the accompanying statement of financial condition of Rochdale Securities LLC (the "Company") as of December 31, 2010, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Rochdale Securities LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 4, 2011

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

**ROCHDALE SECURITIES LLC**

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

| | |
|---|---|
| Cash | $ 3,016,362 |
| Securities owned, at market value - notes 1, 2 and 3 | 4,269,851 |
| Receivables from clients and brokers or dealers - note 10 | 7,734,610 |
| Furniture, equipment, and improvements, at cost, less accumulated depreciation of $1,302,758 - notes 1 and 4 | 668,175 |
| Other assets | 689,756 |
| Total assets | $ 16,378,754 |

LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Accounts payable and accrued expenses - note 10 | $ 8,102,436 |
| Securities sold, not yet purchased - note 1 | 1,322 |
| Capital lease obligations - note 8 | 263,713 |
| Note payable - note 7 | 1,861 |
| Income taxes payable | 20,750 |
| Total liabilities | 8,390,082 |
| Commitments and contingencies and guarantees - notes 8 and 11 | |
| Subordinated borrowings | 2,000,000 |
| Members' Equity | 5,988,672 |
| Total liabilities and members' equity | $ 16,378,754 |

*The accompanying notes are an integral part of this financial statement.*

**ROCHDALE SECURITITES LLC**

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Rochdale Securities LLC (the "Company") is a registered broker/dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA").

Marketable Securities

Marketable securities are reflected at the closing price on the day of valuation with the resulting unrealized gains or losses reflected in net income for the year. The cost of marketable securities sold is determined on the specific identification method. At December 31, 2010, securities owned, valued at $4,269,851, consists of uninsured money market instruments, marketable equity securities, fixed income securities and a certificate of deposit. The uninsured money market instruments and the certificate of deposit maintain a constant principal balance and, accordingly, the cost basis is the same as market value. Marketable equity securities and fixed income securities are both reflected at market value. In addition, the Company actively trades its own account for profit and marks these securities to market value at the end of the period.

Certificate of Deposit

A certificate of deposit totaling $51,009 is included in marketable securities in the accompanying financial statement. The certificate bears annual interest of .49% and matures in nine months.

Receivables from Clients and Brokers or Dealers

Commissions earned are deposited directly into the Company's accounts by the clearing firm upon settlement of the trade. Accordingly, no allowance for doubtful accounts has been recorded.

Furniture, Equipment, and Improvements

Furniture, equipment, and improvements are stated at cost. Depreciation is provided for on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Leases

Leases that meet certain criteria evidencing substantive ownership are capitalized and the related capital lease obligations are included in current and long-term liabilities. Amortization and interest are charged to expense, with rent payments being treated as payments of the capital lease obligations. All other leases are accounted for as operating leases, with rent payments being charged to expense as incurred.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes and, accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the Company.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in bank accounts.

Revenue Recognition

The Company records commissions earned on securities transactions on a trade date basis. In addition, the Company earns fees in connection with providing independent research.

Credit and Off-Balance-Sheet Risk

The Company receives its income from customer transactions on settlement date from its clearing brokers and, accordingly, is not exposed to credit risk. At December 31, 2010 the Company has sold securities that it does not currently own and will therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statement at December 31, 2010 at the market value of the related securities and will incur a loss if the market value of these securities is in excess of this price at the time they are purchased in the subsequent period. In January 2011 these obligations to repurchase stock were closed with no significant gain or loss recognized. Additionally, at December 31, 2010, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year, the Company may maintain bank account balances in excess of federally insured limits.

Use of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated events and transactions that occurred through February 4, 2011, which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement.

## NOTE 2 – MARKETABLE SECURITIES

The following table provides a summary of marketable securities as of December 31, 2010:

| | Cost | Market Value |
|---|---|---|
| Common Stock | $ 64,383 | $ 60,048 |
| Preferred Stock | 2,663,977 | 2,703,907 |
| Fixed income securities | 45,303 | 23,406 |
| Money Market Funds | 1,431,481 | 1,431,481 |
| Certificate of deposit | 51,009 | 51,009 |
| Total | $ 4,256,153 | $ 4,269,851 |

The investments in common stock are concentrated in seven issues and the investments in preferred stock are concentrated in seventeen. The fixed income securities consist of seven issues. The investments in money market funds are substantially invested with two financial institutions.

## NOTE 3 – FAIR VALUE MEASUREMENTS

Accounting Standards Codification No. 820, *Fair Value Measurements ("ASC 820")*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Pricing inputs are unadjusted, quoted prices in active markets for identical assets or liabilities the Company has ability to access.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 – Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments to be valued using Level 1 inputs.

NOTE 4 – FURNITURE, EQUIPMENT AND IMPROVEMENTS

At December 31, 2010, furniture, equipment, and improvements are summarized as follows:

| | Cost | Accumulated Depreciation | Net |
|---|---|---|---|
| Furniture and equipment | $ 1,770,756 | $ 1,162,275 | $ 608,481 |
| Improvements | 200,177 | 140,483 | 59,694 |
| Total | $ 1,970,933 | $ 1,302,758 | $ 668,175 |

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $5,508,093 which was $4,966,423 in excess of its required net capital of $541,670. The Company's capital ratio was 1.48 to 1. For net capital purposes, capitalized leased assets have been reflected as allowable assets to the extent of the underlying capital lease obligations. In addition, the lease obligations were omitted from aggregate indebtedness as the obligations are secured solely by the leased assets.

NOTE 6 – CUSTOMER PROTECTION RULE

The Securities and Exchange Commission Customer Protection Rule (rule 15c3-3) sets out regulations concerning self-clearing firms. The Company clears all of its customer transactions through outside brokers on a fully disclosed basis and effectuates financial transactions with its customers through accounts designated as "Special Account for the Exclusive Benefit of Customers" and, therefore, the Company has claimed exemption from these regulations under rule 15c3-3(k) (2) (i) and 15c3-3(k) (2) (ii). The Company is in compliance with the exemptive provisions of the rule.

As a non-clearing firm, the Company does not hold customer funds or securities. Procedures for controls applied by the Company's clearing agent have been examined by other independent auditors during the fiscal year and were deemed to be adequate for safeguarding customer funds and securities.

NOTE 7 – NOTE PAYABLE

Pursuant to the facility lease for its Red Bank, New Jersey office (see note 8), the Company incurred additional costs of $59,773 to build out the space and has financed these costs with a note payable to the landlord. Terms of the note provide for monthly payments of $1,873, which include interest at a rate of eight percent per annum, to be made throughout the life of the lease.

NOTE 7 – NOTE PAYABLE *(continued)*

At December 31, 2010, scheduled maturities are as follows:

| | | |
|---|---|---|
| 2011 | $ | 1,861 |

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company entered into a 3-year lease for office space in Red Bank, New Jersey which commenced on February 14, 2008. The terms of the lease provide for monthly rent of $8,046. This lease was renewed for one year on February 14, 2011. The Company entered into a 7-year lease for office space in Stamford, Connecticut, which commenced on June 1, 2008. The lease currently provides for monthly rent of $38,115 and annual rent escalations of $13,860 throughout its term. The Company entered into a 2.5-year lease for office space in New York City, New York, which commenced on September 28, 2009. The lease currently provides for monthly rent of $8,013 and annual rent escalations of 3% throughout its term. The Company also leases space on a year to year arrangement in Orinda, California, Wellington, Florida and Lutz, Florida. Rent expense for the year ended December 31, 2010 amounted to $693,453.

Future minimum payments required under the office space leases as of December 31, 2010 are as follows:

| | | |
|---|---|---|
| 2011 | $ | 589,228 |
| 2012 | | 504,830 |
| 2013 | | 493,185 |
| 2014 | | 507,045 |
| 2015 | | 213,675 |
| | $ | 2,307,963 |

The Company entered into two 3-year capital lease agreements with California First Leasing Corporation for office equipment and furniture for the Stamford and Red Bank offices. Lease agreement #1 provides for monthly payments of $13,819. Lease agreement #2 provides for monthly payments of $13,332. At the completion of the term, a balloon payment of $1 is due for each lease.

NOTE 8 – COMMITMENTS AND CONTINGENCIES *(continued)*

Future minimum payments required under the leases as of December 31, 2010 are as follows:

| | | |
|---|---|---|
| 2011 | $ | 271,384 |
| Total minimum lease payments | | 271,384 |
| Less: amount representing interest | | 7,671 |
| Present value of minimum lease payments | $ | 263,713 |

Cost and accumulated amortization amounts as of December 31, 2010 are as follows:

| | | |
|---|---|---|
| Cost | $ | 887,113 |
| Accumulated amortization | | 588,761 |
| | $ | 298,352 |

The Company has employment agreements with key personnel. In addition to base salary provisions, the agreements provide for incentive compensation based on certain performance benchmarks.

NOTE 9 – INCOME TAXES

As previously discussed, the Company is a limited liability company and is treated as a partnership for income tax purposes. Accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the company. However, New York City imposes an unincorporated business tax on partnerships operating in New York City. The financial statement includes a provision for these taxes.

NOTE 10 – CREDITS FOR SERVICES PROVIDED TO CLIENTS

Employee benefit trusts of corporate plan sponsors and institutional money managers constitute two principal groups of the Company's clients. The Company has agreements with a majority of these clients obligating the Company to expend a portion of the commissions earned from such clients for research and other expenses incurred by the clients. Such expenditures are made at the sole discretion of the clients. Included in receivables from clients at December 31, 2010 are amounts expended in advance of client credits earned on future commissions. Included in accounts payable and accrued expenses at December 31, 2010 are unexpended amounts which shall be paid out to the clients or to other parties at the direction of the clients within a reasonable period of time after the end of the fiscal year in which the related commissions were earned.

## NOTE 11 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2010, are listed in the following:

| | |
|---|---|
| Subordinated note, 15 percent, due October 28, 2011 | $ 2,000,000 |

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair market value of subordinated borrowings is $2,000,000.

## NOTE 12 – EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a defined contribution retirement plan upon completion of six months of service. The plan provides for discretionary matching contributions from the Company based on a percentage of the employees' contribution. The employer contribution vests to the employees over a six-year period. During 2010, the Company's matching contributions amounted to $104,426.

## NOTE 13 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

WMK&G
Weisberg, Molé, Krantz & Goldfarb, LLP
**Certified Public Accountants**

**Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3**

To the Managing Member of
Rochdale Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Rochdale Securities LLC ("the Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of Management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Woodbury, New York
February 4, 2011